INVEST IN **REEM'S CALIFORNIA**

Feel the warmth of Arab bread & hospitality



reemscalifornia.com Oakland, CA

Female Founder | Food & Beverage | Minority Founder | Brick & Mortar | Restaurant

Highlights

1. Nationally-acclaimed restaurant featured in Bon Appetit, Food & Wine, NYT and SF Chron
2. Multi-year nominee for James Beard Award, including 2022 finalist for Outstanding Chef
3. Mission-driven enterprise building resilience for workers & their communities
4. Award-winning products available at independent retailers across the Bay

Team



Reem Assil Founder

Reem is a multiple award-winning Palestinian-Syrian speaker & chef based in Oakland, CA working at the intersection of food, community, and social justice. With food as a tool, Reem uses Arab hospitality to build strong, resilient community.

reemscalifornia.com



Zaynah Hindi Co-Founder

Zaynah is a Palestinian organizer based in Oakland, California. She brought together her passions for Arab culture & hospitality and community building to help grow Reem's California from a farmers market stand to a multi-operational enterprise.

Building the legacy of the Arab street corner bakery


Reem's
CALIFORNIA
Building the legacy of the Arab Street Corner bakery

Ten years ago, we founded Reem's inspired by Arab street corner bakeries and the vibrant communities that surround them. We set out to create a liberatory space in a political climate of recession, war, and rampant gentrification. More than just a restaurant, Reem's is an anchor space in the neighborhoods it is in,

providing healthy nourishing food to the community, dignified living wage jobs with career pathways, and a sense of home for all at a time when home has become elusive.



THE MISSION

Reem's connects people across cultures and experiences through the warmth of Arab bread and hospitality. We build strong, resilient community by providing dignified living wage jobs, healthy nourishing food, and a sense of home for all.

We believe in the power of food to restore communities when they have access to and control over their foodways. To that end, Reem's model is to uplift the voices and agency of marginalized communities, who have traditionally been excluded from decision-making in the restaurant industry.

THE COMMUNITY

LA COCINA: Cultivates low-income food entrepreneurs to scale heir businesses.

ICA FUND GOOD JOBS: Invests in and mentors businesses to close the racial and gender wealth gaps.

FOOD SYSTEM 6 (FS6): Invests in front line communities to transition to a just and regenerative food system.

REAL PEOPLE'S FUND: Finances BIPOC entrepreneurs to build sustainable wealth and power towards a restorative and inclusive economy.

UPTIMA ENTREPRENEUR COOP: Provides holistic and culturally relevant assistance and mentorship to BIPOC entrepreneurs



Reem's thrives within a strong ecosystem driving a shared vision for a sustainable, just food system grounded in economic and racial equity.

Through vision-aligned partnerships we have leveraged the resources, expertise, social capital, and funding to be a nationally-renowned bakery and restaurant. We continue to grow and expand that network with community members like you!

OUR FOUNDER

Reem Assil is a multi-award-winning Palestinian-Syrian chef, author, speaker, and community organizer with over 20 years of experience leveraging food to foster cultural understanding, social justice, and strong resilient communities. She is the author of IACP-award-winning *Arabiyya: Recipes from the Life of an Arab in Diaspora.*



AWARDS & HONORS

Entrepreneur Leadership Award, SF Immigrant Rights Commission, (2025)

Top 100 Restaurants, SF Chron (2025)

Best Chef Cookbook, IACP Media Awards (2023)

Game Changer, Food & Wine (2023)

Heads of the Table, Bon Appétit (2022)

Restore and Renew Fellow, Emerson Collective (2021)

Outstanding Chef, Finalist, James Beard Awards (2022)

Best Chef West: Semifinalist, James Beard Awards (2018, 2019)

Rising Star Restaurateur, StarChefs (2019)

Chef of the Year, San Francisco Magazine (2018)

Restaurants of the Year, Food & Wine (2018)

Rising Star Chef, San Francisco Chronicle (2017)

Our founder's background in organizing and deep roots in the Bay Area position the restaurant to be a community-anchored space that is supported through challenging times. Her national recognition and ability to inspire people all over the country has fueled Reem's growth and pushed people to engage in deeper work around food sovereignty in both the restaurant industry and beyond.

THE PRESS

Featured in hundreds of publications, television programs, and an award-winning documentary

The New York Times SAVEUR EATER bon appétit

San Francisco Chronicle FOOD&WINE San Jose Mercury News

UGLY DELICIOUS THE NEXT THING YOU EAT ZAGAT LIST TODAY THE MIGRANT KITCHEN sundance OFFSIDES



"The pandemic made me realize I didn't have to be alone in saving my restaurants. Partnering with my employees has allowed me to build a stronger foundation for the future"

- Reem Assil, Heads of the Table, Bon Appetit 2021.

The work we have done has garnered us several accolades — including 2018 Food & Wine Best New Restaurant, 2021 Bon Appetit Heads of the Table and 2022 Food and Wine Game Changers— as well as recognition in TV, radio, digital, and print media. To date, we have been featured in hundreds of publications across the nation.

This doesn't just mean we make good food; it signals that the world is ready for this type of enterprise.



In 2020 when the pandemic hit, we witnessed millions of restaurant workers lose their jobs, get sick without access to benefits, and face unsafe conditions on the job. This was a clarifying moment for Reem's. If we are to change unjust systems in the industry those most hurt by it must have a stake and a voice in creating solutions. With funding from the Emerson Collective, we built a successful apprenticeship program called *Sumoud* (Arabic for steadfast resilience) to train a core group of managers and hourly employees to be future worker owners at Reem's. Our journey was documented in trailblazing chef and food writer Ruth Reichl's award-winning documentary Food and Country and were spotlighted at the Sundance Film festival in 2023. We hope to build on this program as a replicable model for employee ownership for other restaurants.



Our evolution as a business has been relatively quick: from one small farmers market to a multi-location multi-revenue stream operation. After many lessons learned, our focus is to build a profitable, sustainable business model that builds generational wealth for our employees. And we can't do it without mission-aligned investors.



Forward-looking projections cannot be guaranteed.

We want to invest in core administrative operations, our workers and their pathway to ownership, and a flagship bakery that will help take our consumer packaged goods & wholesale strategy to a new level, helping us scale and support more workers and their communities. Through our diverse revenue streams, each component of the Reem's ecosystem support one another. In our 10 year vision, the central hospitality group grows its internal capacity to support our restaurant, wholesale, commissary and catering operations and ensure that Reem's is living up to its vision and mission across all of our locations.





In this next phase of growth, Reem's is looking for partners to help us build a vibrant ecosystem of empowered, healthy, and happy employees, customers, and neighborhoods. A flagship bakery in Oakland will allow Reem's to scale up wholesale operations to get our breads into as many hands & homes as possible. This will also house a robust catering and retail operation where people can get their daily bread. Over the next decade we hope to open a number of smaller outposts supplied by the flagship, each serving as a community hub, just like the street corner bakeries that inspired the birth of Reem's. Join us in making this vision a reality!

JOIN THE MOVEMENT.
INVEST IN PEOPLE-CENTERED MODELS.
TRANSFORM THE FOOD INDUSTRY FOR GOOD.